UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Conseco, Inc.
   11825 North Pennsylvania Street
   Carmel, IN  46032
   USA
2. Issuer Name and Ticker or Trading Symbol
   General Acceptance Corporation
   GACC
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   March 1998
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
 None                      |      |    | |                  |   |           |                   |      |                           |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
 Warrant to Purchase C|$.25    |3/12/|A   | |500,000    |A  |Immed|4/11/|Common Stock|500,000|(1)    |            |D  |            |
ommon Stock           |        |98   |    | |           |   |iate |00   |            |       |       |            |   |            |
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 Right to Purchase 12%|$.25    |3/12/|A   | |$3,250,000 |A  |(2)  |4/11/|Common Stock|13,000,|$3,250,|            |I  |Wholly-owned|
 Subordinated Converti|        |98   |    | |           |   |     |00   |            |000    |000    |            |   | subsidiary |
ble Debenture         |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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 12% Subordinated Conv|$3.00   |3/12/|D   | |$10,000,000|D  |Immed|4/11/|Common Stock|3,333,3|(3)    |            |I  |Wholly-owned|
ertible Debenture     |        |98   |    | |           |   |iate |00   |            |33     |       |            |   | subsidiary |
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 12% Subordinated Conv|$.25    |3/12/|A   | |$10,000,000|A  |Immed|4/11/|Common Stock|40,000,|(3)    |53,000,000  |I  |Wholly-owned|
ertible Debenture     |        |98   |    | |           |   |iate |00   |            |000    |       |            |   | subsidiary |
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 Agreement to Purchase|$.25    |3/12/|A   | |16,000,000 |A  |(4)  |     |Common Stock|16,000,|       |            |I  |            |
 Common Stock         |        |98   |    | |           |   |     |     |            |000    |       |            |   |            |
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 Agreement to Purchase|$.30    |3/12/|A   | |3,814,000  |A  |(4)  |     |Common Stock|3,814,0|       |19,814,000  |I  |Wholly-owned|
 Common Stock         |        |98   |    | |           |   |     |     |            |00     |       |            |   | subsidiary |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) Issued in partial consideration of a guarantee provided to a third party on behalf of the issuer.
(2) On March 12, 1998, a wholly-owned subsidiary of the reporting person entered into an agreement to purchase the securities with a closing to occur within 60
days.
(3) On March 12, 1998, the conversion price was adjusted pursuant to the terms of the debenture.
(4) Agreements to purchase common stock were entered into on 3/12/98 with a closing to occur within 60 days.
SIGNATURE OF REPORTING PERSON
By:  John J. Sabl, Executive Vice President
DATE
May 11, 1998